September 19, 2024

Xavier Destriau
Chief Financial Officer
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
Matam, Haifa 3190500, Israel

       Re: ZIM Integrated Shipping Services Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 13, 2024
           File No. 001-39937
Dear Xavier Destriau:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Reports of Independent Registered Public Accounting Firms, page F-3

1. We note that your principal auditor indicates the firm did not audit the financial statements of your subsidiary ZIM American Integrated Shipping Services Company,
       LLC, though has instead relied on the audit of FORVIS LLP with respect to that entity.
       However, the audit opinion on page F-6 covers only the earliest two fiscal years within the three year period for which financial statements are provided in your filing.

       Therefore, it is unclear whether the audit work of your principal auditor includes the more recent financial statements of the subsidiary or if there is continued reliance on the work of the other auditor with regard to the subsidiary for all periods. Please discuss this observation with your auditors and arrange to obtain and file a revised audit opinion from the principal auditor that will clarify this matter and if there is continued reliance also include the audit opinion from the other auditor that covers all periods.

       Please refer to Instruction 2 to Item 8.A.2 of Form 20-F, Rule 2-02(a)(4) of Regulation S-
       X, and PCAOB AS 1206.08 if you require further clarification or guidance.
 September 19, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation